# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DevvStream Corp., CIK 0001854480
CUSIP: 251936209
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2108 N ST., SUITE 4254, SUITE 2800, SACRAMENTO, California (CA), 95816
Date of event which requires filing of this statement: 03/13/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002113869

## Reporting persons
- Focus Impact Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,526,405; shared voting power 0; sole dispositive power 2,526,405; shared dispositive power 0; aggregate amount beneficially owned 2,526,405 (19% of the class)
- THORN WRAY T: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,526,405; shared voting power 0; sole dispositive power 2,526,405; shared dispositive power 0; aggregate amount beneficially owned 2,526,405 (19% of the class)
- Stanton Carl: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,526,405; shared voting power 0; sole dispositive power 2,526,405; shared dispositive power 0; aggregate amount beneficially owned 2,526,405 (19% of the class)

## Item 1. Issuer
Name of issuer: DevvStream Corp.
Address of issuer's principal executive offices: 2108 N ST., SUITE 4254, SUITE 2800, SACRAMENTO, CALIFORNIA, 95816

## Item 2. Person Filing
Name of person filing: This statement is filed by Focus Impact Partners, LLC (FIP), Wray Thorn and Carl Stanton who are referred to herein as the Reporting Persons and each a Reporting Person.
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105
Citizenship: See response to Item 4 on the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover pages.

There are two managers on the FIP's board of managers. Each manager has one vote. As such, each manager could be deemed to have beneficial ownership of the reported securities. Mr. Thorn and Mr. Stanton disclaim beneficial ownership of such shares and the filing of this statement shall not be construed as an admission that the Reporting Persons or any manager is the beneficial owner of any securities covered by this statement.
Percent of class: See response to Item 11 on the cover pages.
Sole power to vote or to direct the vote: See response to Item 5 on the cover pages.
Shared power to vote or to direct the vote: See response to Item 6 on the cover pages.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover pages.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Focus Impact Partners, LLC: /s/ Wray Thorn, Managing Member (03/24/2026)
- THORN WRAY T: /s/ Wray Thorn, individually (03/24/2026)
- Stanton Carl: /s/Carl Stanton, individually (03/24/2026)
Comment: As incorporated by reference to the Power of Attorney filed on March 20, 2026.